Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Rule 4.7B
Appendix 4C

Quarterly report
for entities admitted
on the basis of commitments

Introduced 31/3/2000. Amended 30/9/2001

Name of entity
pSivida Limited

ABN	Quarter ended (“current quarter”)
78 009 232 026	31 March 2006

Consolidated statement of cash flows

Cash flows related to operating activities		Current quarter $A’000	Year to date (9 months) $A’000
1.1	Receipts from customers	1,014	1,014

1.2	Payments for (a) staff costs	(327)	(1,119)
	(b) advertising and marketing	-	-
	(c) research and development	(3,174)	(8,434)
	(d) leased assets	-	-
	(e) other working capital	(1,956)	(5,421)
1.3	Dividends received	-	-
1.4	Interest and other items of a similar nature received	182	428
1.5	Interest and other costs of finance paid	(634)	(635)
1.6	Income taxes paid	-	-
1.7	Other - other income	26	68
	- income received in advance	-	494

	Net operating cash flows	(4,869)	(13,605)

+ See chapter 19 for defined terms.
Appendix 4C  Page 1

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

		Current quarter $A’000	Year to date (9 months) $A’000
1.8	Net operating cash flows (carried forward)	(4,869)	(13,605)

	Cash flows related to investing activities
1.9	Payment for acquisition of:
	(a) businesses (item 5)	-	-
	(b) equity investments	(3,561)	(4,647)
	(c) intellectual property	-	-
	(d) physical non-current assets	(201)	(979)
	(e) other non-current assets	-	-
1.10	Proceeds from disposal of:
	(a) businesses (item 5)	-	-
	(b) equity investments	-	-
	(c) intellectual property	-	-
	(d) physical non-current assets	-	-
	(e) other non-current assets	-	-
1.11	Loans to other entities	-	-
1.12	Loans repaid by other entities	-	-
1.13	Other - costs of acquisition not capitalised	(1,868)	(1,868)

	Net investing cash flows	(5,630)	(7,494)

1.14	Total operating and investing cash flows	(10,499)	(21,099)

	Cash flows related to financing activities
1.15	Proceeds from issues of shares, options, etc.	-	5,636
1.16	Proceeds from sale of forfeited shares	-	-
1.17	Proceeds from borrowings	-	19,927
1.18	Repayment of borrowings	-	-
1.19	Dividends paid	-	-
1.20	Other - share issue costs	-	(469)
	- other financing costs	(59)	(92)

	Net financing cash flows	(59)	25,002

	Net increase (decrease) in cash held	(10,558)	3,903

1.21	Cash at beginning of quarter/year to date	27,683	12,892
1.22	Exchange rate adjustments to item 1.20	259	589

1.23	Cash at end of quarter	17,384	17,384

+ See chapter 19 for defined terms.
Appendix 4C  Page 2

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Payments to directors of the entity and associates of the directors

Payments to related entities of the entity and associates of the related entities

		Current quarter $A'000
1.24	Aggregate amount of payments to the parties included in item 1.2	271
1.25	Aggregate amount of loans to the parties included in item 1.11	-
1.26	Explanation necessary for an understanding of the transactions

1.1   Royalty revenues otherwise payable to the Company under the Bausch & Lomb licence agreement for the sale of Retisert for the first calendar quarter amounted to approximately $474,000 (US$338,720). It should be noted, however that this amount is reduced by 50% to $237,000 (US$169,360) in accordance with an agreement CDS entered into with Bausch & Lomb in June 2005. Under this agreement, CDS received US$3 million from Bausch & Lomb as an advance payment in lieu of US$6.25 million of future royalties that would otherwise be payable to CDS. Under the terms of the related agreement, the royalty payable will be reduced as follows: Bausch & Lomb will retain 50% of the first US$3 million of royalties or US$1.5 million; and 100% of the next US$4.75 million or royalties. Since this advance is non refundable, other than as an offset to future royalties receivable by CDS and there are no future performance obligations by CDS, the full US$3 million was reflected by CDS as royalty revenue in the month of June 2005. On the basis that the acquisition of CDS completed on 30 December, 2005 the CDS results will be consolidated from this date. As a result of the Bausch & Lomb agreement, pSivida will record as revenues 50% of the royalty revenue that is otherwise payable by Bausch and Lomb for the first US$3 million of royalties and will record no royalty revenue on the next US$4.75 million of royalty revenue that is otherwise payable.  After cumulative royalties otherwise payable reach a total of US$6.25 million, pSivida will record the full amount of subsequent royalties as royalty income in its consolidated financial statements.
1.2(a) Staff costs include consultants and directors’ fees paid by pSivida.
1.2(c) Research and development costs include all expenditure incurred by pSiMedica and pSiOncology.

Non-cash financing and investing activities

2.1	Details of financing and investing transactions which have had a material effect on consolidated assets and liabilities but did not involve cash flows
N/A

2.2	Details of outlays made by other entities to establish or increase their share in businesses in which the reporting entity has an interest
N/A

+ See chapter 19 for defined terms.
Appendix 4C  Page 3

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Financing facilities available
Add notes as necessary for an understanding of the position. (See AASB 1026 paragraph 12.2).

		Amount available $A’000	Amount used $A’000
3.1	Loan facilities	-	21,097
3.2	Credit standby arrangements	-	-

Reconciliation of cash

Reconciliation of cash at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts is as follows.		Current quarter $A’000	Previous quarter $A’000
4.1	Cash on hand and at bank	4,685	2,406
4.2	Deposits at call	12,699	25,277
4.3	Bank overdraft	-	-
4.4	Other (provide details)	-	-
	Total: cash at end of quarter (item 1.22)	17,384	27,683

Acquisitions and disposals of business entities

		Acquisitions (Item 1.9(a))	Disposals (Item 1.10(a))
5.1	Name of entity	N/A	N/A
5.2	Place of incorporation or registration
5.3	Consideration for acquisition or disposal
5.4	Total net assets
5.5	Nature of business

+ See chapter 19 for defined terms.
Appendix 4C  Page 4

Appendix 4C
Quarterly report for entities
admitted on the basis of commitments

Compliance statement

1
This statement has been prepared under accounting policies which comply with accounting standards as defined in the Corporations Act (except to the extent that information is not required because of note 2) or other standards acceptable to ASX.

2	This statement does give a true and fair view of the matters disclosed.

Sign here:		Date: 28 April 2006
(Company secretary)

Print name:	Aaron Finlay

Notes

1.
The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity wanting to disclose additional information is encouraged to do so, in a note or notes attached to this report.

2.	The definitions in, and provisions of, AASB 107: Cash Flow Statements apply to this report except for the paragraphs of the Standard set out below.

•	6.2 - reconciliation of cash flows arising from operating activities to operating profit or loss

•	9.2 - itemised disclosure relating to acquisitions
•	9.4 - itemised disclosure relating to disposals
•	12.1(a) - policy for classification of cash items
•	12.3 - disclosure of restrictions on use of cash
•	13.1 - comparative information

3.
Accounting Standards. ASX will accept, for example, the use of International Accounting Standards for foreign entities. If the standards used do not address a topic, the Australian standard on that topic (if any) must be complied with.

+ See chapter 19 for defined terms.
Appendix 4C  Page 5